October 19, 2005
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Alkermes, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2005
Form 10-Q for the Quarterly Period Ended June 30, 2005
File No. 001-14131
Dear Mr. Rosenberg:
     This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated September 22, 2005 (the “Comment Letter”) to James M. Frates, Chief Financial Officer of Alkermes, Inc. (“Alkermes” or the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005 (the “2005 Form 10-K”) and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 (the “Form 10-Q”). The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.
Form 10-K for the Fiscal Year Ended March 31, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and ..... page 30
Critical Accounting Policies, page 32
Comment 1
1.	We note that (a) your accrual for amounts due to clinical research organizations are among your most significant estimates and (b) your recognition of manufacturing revenues is based on information supplied to you and may require you to make estimates. For each of these and any other critical accounting estimates, please tell us how accurate they have been in the past, how much they have changed in the past, whether they are reasonably likely to change in the future, and, if so, whether any reasonably likely change in the assumptions underlying these estimates would be material.

Securities and Exchange Commission
October 19, 2005

Response 1
Research Accrual Estimates
The Company records accruals for its obligations under research contracts with its clinical research service providers. Liabilities are estimated based on reviews of the contract terms and are recorded in the period that providers perform services and when the Company has the obligation to pay under the contracts. Accruals include retention obligations under the contracts. As discussed within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s 2005 Form 10-K, the Company experiences changes in the amount of external research expenses due to the level of clinical trials performed on product candidates. Changes in the amounts of accruals recorded for the Company’s obligations to providers reflect this changing activity.
The amount of the accruals for the Company’s obligations under research contracts may change significantly in the future due to the level and nature of clinical trials and other related activities. However, the assumptions underlying these estimates have not changed materially in the past and are not expected to change materially in the future. Accruals recorded as of fiscal year end and any subsequent adjustments are as follows:

Fiscal Year Ending	Original Accrual	Accrual Adjustments
March 31, 2003	$477,289	$900
March 31, 2004	$1,943,310	$(32,452)
March 31, 2005	$749,847	$3,634
Manufacturing Revenue Estimates
Regarding manufacturing revenue estimates that may be required, the Company has historically derived manufacturing revenue from two products: Risperdal Consta® (“Consta”), which is manufactured for Janssen-Cilag (“Janssen”), a division of Johnson & Johnson; and Nutropin Depot® (“Depot”) which was manufactured for Genentech, Inc. (“Genentech”) until June 2004 when the Company and Genentech decided to cease commercialization.
Under the Company’s manufacturing and supply agreement with Janssen, the Company records manufacturing revenue upon shipment of finished product to Janssen based on a percentage of Janssen’s net selling price. This percentage is based on the volume of units shipped to Janssen in any given calendar year, with a minimum manufacturing fee of 7.5%. At the beginning of each calendar year, Janssen determines the number of vials it expects to order for the year and calculates the manufacturing fee percentage according to the contract. In addition, at the beginning of each calendar year, Janssen provides an estimate of the net selling prices of the products. The Company uses these estimates from Janssen to calculate revenue.

Securities and Exchange Commission
October 19, 2005

At the end of each quarter, Janssen compares the estimated net selling prices with the actual net selling prices, and if the impact on the Company’s manufacturing revenue is greater than 3%, the revenue is adjusted and a true-up payment is made, as appropriate. To date, no quarterly differences have exceeded 3%.
At the end of each calendar year, Janssen and the Company compare the estimated manufacturing fee percentage used during the calendar year with the actual units shipped to yield the actual manufacturing fee percentage. In addition, Janssen and the Company perform a final comparison of the estimated net selling prices used during the calendar year to the actual net selling prices during the calendar year. The Company adjusts its revenue in the third fiscal quarter for any and all differences determined, and appropriate settle-up payments are made between the two companies.
The annual settle-up payments made each calendar year since the product was launched in August 2002 are as follows:
Calendar Year Ending:
December 31, 2002: $1,774,282.91 in favor of the Company (1)
December 31, 2003: $35,313.34 in favor of the Company
December 31, 2004: $8,309.00 in favor of the Company
(1)	settle-up was high in calendar year 2002 due to factors surrounding the launch of the product. Janssen underestimated the net selling prices, and actual volumes shipped during the period were significantly lower than forecast following the delay in approval of the product in the United States.
The Company has now reached the minimum manufacturing fee percentage of 7.5% for calendar year 2005, therefore, the only remaining estimates are related to the net selling prices of the product.
The Company has no basis for determining whether net selling price estimates made by Janssen are reasonably likely to change in the future or if estimation methods used by Janssen are reasonably likely to change. However, based on the Company’s experience during the last two years, and the information currently available, the Company does not expect Janssen’s estimates to deviate significantly from actual net selling prices in the short term. The Company has disclosed in its revenue recognition policies that manufacturing revenues are recognized based on information supplied by collaborative partners and may require estimates to be made. It should be noted that the Company performs periodic audits of the information supplied by Janssen in support of Consta sales. To date, the Company has found no material inaccuracies in the information supplied by Janssen or departures from agreed-upon reporting methods.

Securities and Exchange Commission
October 19, 2005

Under the manufacturing and supply agreement with Genentech, the Company earned a fixed 5% manufacturing fee and a 5% royalty on end-market sales. At the start of each calendar year, Genentech provided the Company with an estimate of the net selling prices of Depot. At the end of the calendar year, the estimated net selling prices were compared to the actual net selling prices and the Company’s manufacturing revenue was adjusted, as appropriate, and settle-up payments were made. The annual settle-up payments in the reporting periods are as follows:
Calendar Year Ending:
December 31, 2002: $89,672.43 in favor of the Company
December 31, 2003: $21,989.85 in favor of the Company
December 31, 2004: $0, as the agreement was terminated in June 2004.
Other Estimates
Other significant estimates made by the Company related to the restructuring and bonus accruals. As disclosed in the Note 4 to the financial statements for the fiscal year ended March 31, 2005, the Company recorded restructuring accruals in fiscal years 2003, 2004 and 2005. Restructuring charges, recoveries and payments that have been recorded in each of the last three fiscal years are as follows:

	Fiscal 2003			Fiscal 2004			Fiscal 2005
			Balance			Balance			Non-Cash	Balance
($ in thousands)			March 31,			March 31,			Write-	March 31,
Type of Liability	Charges	Payments	2003	Recoveries	Payments	2004	Charges	Payments	Downs(1)	2005
2004 Restructuring Employee separation	$—	$—	$—	$—	$—	$—	$146	(137)	$—	$9
Facility closure	—	—	—	—	—	—	11,381	(742)	(7,674)	2,965

	—	—	—	—	—	—	11,527	(879)	(7,674)	2,974
2002 Restructuring Employee separation	1,480	(1,463)	17	—	(17)	—	—	—	—	—
Facility closure	5,017	(1,497)	3,520	(208)	(2,174)	1,138	—	(749)	—	389

	6,497	(2,960)	3,537	(208)	(2,191)	1,138	—	(749)	—	389

Total	$6,497	$(2,960)	$3,537	$(208)	$(2,191)	$1,138	$11,527	$(1,628)	$(7,674)	$3,363

(1)      represents fixed-asset write-offs.
As indicated in the table, there have been no significant adjustments to the original accruals for the 2002 restructuring. In addition, no adjustments have been made to the original accrual for the 2004 restructuring. Based on the information currently available to the Company, the accruals are not expected to change significantly in the future. The Company does not foresee changing its assumptions underlying the restructuring cost estimates in any material way.
Employee bonuses are paid annually based on established performance criteria. The Company’s Compensation Committee of the Board of Directors establishes the annual performance goals of the Company. Bonuses are estimated during the annual budgeting process based on anticipated performance to the goals and are accrued monthly on a straight-line basis.

Securities and Exchange Commission
October 19, 2005

Based on the information currently available to the Company, the accruals are expected to change in the future approximately in relation to the level of change in total employment. The assumptions underlying the estimates have not changed materially in the past and are not expected to change materially in the future. Accruals recorded as of fiscal year end and the actual payments made against them are as follows:

Fiscal Year Ending	Accrual Amount	Payments	Difference
March 31, 2003	$799,358	$680,154	$119,204	(1)
March 31, 2004	$816,000	$776,707	$39,293
March 31, 2005	$945,600	$945,545	$55

(1)     Actual bonus payments were less than estimates due to the impact of headcount reductions made during the 2002 restructuring. Subsequent to this event, actual employee attrition exceeded estimates and new employee hiring was below estimates, causing bonus payments to be below accrued amounts.
Consolidated Financial Statements, page F-1
Consolidated Statements of Operations and Comprehensive Loss, page F-3
Comment 2
2.	Please tell us how combining manufacturing and royalty revenues is consistent with Rule 5-03(b)(1) of Regulation S-X. In your response, provide us the amount of royalty revenues and, if applicable, the cost of royalty revenues for each period presented.
Response 2
The Company derives manufacturing fees and royalty revenues from two products — Risperdal Consta® (“Consta”), which it manufactures for Janssen-Cilag (“Janssen”), a division of Johnson & Johnson, and Nutropin Depot® (“Depot”), which it manufactured for Genentech, Inc. (“Genentech”), prior to June 2004 when the Company and Genentech decided to cease commercialization.
Under the Company’s manufacturing and supply agreement with Janssen, the Company records manufacturing revenue upon shipment of finished product to Janssen based on a percentage of Janssen’s net selling price. This percentage is based on the volume of units shipped to Janssen in any given calendar year, with a minimum manufacturing fee of 7.5%. Under the Company’s license agreements with Janssen, the Company also records royalty revenues equal to 2.5% of Janssen’s net sales of Consta in the quarter when the product is sold by Janssen.
In accordance with the manufacturing and supply agreement with Genentech, the Company recorded manufacturing revenue upon shipment of finished product to Genentech based on 5% of Genentech’s net selling price. Under the Company’s license agreements with Genentech, the Company also recorded royalty revenues equal to 5% of Genentech’s net sales of Depot in the quarter when the product was sold by Genentech.

Securities and Exchange Commission
October 19, 2005

The Company has historically considered the substance of the agreements related to both Consta and Depot to be arrangements in which the Company earns 10% of the net product selling price, with the split between manufacturing fee percentage and royalty revenue percentage negotiated specifically with each of its partners. The Company regards the combined manufacturing and royalty fees received from a partner as a more appropriate measure of the economic reality of the revenue. Consequently, manufacturing and royalty revenues have historically been presented in the aggregate on the face of the consolidated statement of operations. The Company has historically provided additional disclosure with respect to the breakout of manufacturing fees and royalty revenues, by product, within press releases and in the text of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in periodic filings. The Company believes that this presentation reflects the substance of the agreements and complies with Rule 5-03(b)(1) of Regulation S-X which does not explicitly separate disclosure of manufacturing and royalty revenue earned under agreements of this nature.
As requested, the following table provides the amount of royalty revenues for each period presented. For a more complete picture, the Company is also providing the manufacturing revenues for each respective period.
There were no costs associated with the royalty revenue from either Consta or Depot for the periods presented.

	Year Ended		Year Ended		Year Ended
	March 31, 2005	% of total	March 31, 2004	% of total	March 31, 2003	% of total
Mfg. Fee
Consta	$40,488,097	80.8%	$25,004,961	84.7%	$13,002,702	84.0%
Depot	0	0%	731,442	2.5%	1,314,309	8.5%
Total Mfg. Fee	40,488,097	80.8%	25,736,403	87.2%	14,317,011	92.5%

Royalty
Consta	9,461,082	18.9%	3,119,974	10.6%	389,574	2.5%
Depot	175,301	0.3%	669,941	2.3%	775,486	5.0%
Total Royalty	9,636,383	19.2%	3,789,915	12.8%	1,165,060	7.5%

Total Revenue	$50,124,480	100%	$29,526,318	100%	$15,482,071	100%

Securities and Exchange Commission
October 19, 2005

Notes to Consolidated Financial Statements, page F-6
2. Summary of Significant Accounting Policies, page F-6
Deferred Revenue, page F-10
Comment 3
3.	Please tell us the circumstances when you amortize the prepayments of research and development costs you received based upon services performed, as opposed to when you amortize them on a straight-line basis.
Response 3
The Company has disclosed its method of recognizing deferred revenue in its critical accounting policies in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2005 Form 10-K. The critical accounting policies state the following:
“Research and development revenue consists of nonrefundable research and development funding under collaborative arrangements with various collaborative partners. Research and development funding generally compensates us for formulation and preclinical and clinical testing related to the collaborative research programs, and is recognized as revenue at the time the research and development activities are performed under the terms of the related agreements, when the corporate partner is obligated to pay and when no future performance obligations exist.”
“Fees for the licensing of technology or intellectual property rights on initiation of collaborative arrangements are recorded as deferred revenue upon receipt and recognized as income on a systematic basis (based upon the timing and level of work performed or on a straight-line basis if not otherwise determinable) over the period that the related products or services are delivered or obligations, as defined in the agreement, are performed. Revenue from milestone or other upfront payments is recognized as earned in accordance with the terms of the related agreements. These agreements may require deferral of revenue recognition to future periods.”

Securities and Exchange Commission
October 19, 2005

In accordance with these policies, the Company recognizes revenue on advanced funding of research and development activities over the period of performance based upon services performed under collaborative agreements, when this information is available. The Company uses this basis of revenue recognition for the vast majority of agreements. Certain of its agreements, however, do not specify detailed work scope or the level of effort in sufficient detail to enable the Company to determine the timing or level of work performed at a point in time. These are typically smaller feasibility arrangements. In these instances, the Company records revenue on advanced funding on a straight-line basis over the expected period of performance of the services rendered.
6. Convertible Subordinated Notes, page F-14
Comment 4
4.	Please tell us whether the value of the embedded derivative related to the additional interest resulted in a beneficial conversion feature and the specific accounting literature supporting your conclusion. In so doing, please address the applicability of (and, if applicable, your compliance with) APB 14 and Issue 1 of EITF 00-27.
Response 4
The embedded conversion option on the 2.5% Convertible Subordinated Notes does not contain a beneficial conversion feature within the definition of EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. The Company applied Part II, Issue 1, in determining the intrinsic value of the conversion option using the effective conversion price of the 2.5% Convertible Subordinated Notes. In accordance with Issue I, Paragraph 5, the Company first allocated the proceeds received between the convertible notes and the detachable “three-year interest make-whole” provision based on the relative fair values. Then, the EITF 98-5 model was applied to the amount allocated to the convertible notes to measure the intrinsic value of the embedded conversion option, which was not found to be “in the money” at the commitment date of the notes and, therefore, is not a beneficial conversion feature.
APB 14 is a longstanding FASB Opinion that establishes general guidance on accounting for convertible debt, particularly convertible debt issued with stock purchase warrants. The 2.5% Convertible Subordinated Notes were not issued with stock purchase warrants. The aforementioned EITFs provide more current and relevant guidance issued by the FASB, and the Company used this guidance as the basis for establishing its accounting for the 2.5% Convertible Subordinated Notes.

Securities and Exchange Commission
October 19, 2005

9. Convertible Preferred Stock, page F-18
Comment 5
5.	On your consolidated balance sheets, we noted that you exclude the proceeds from the issuance of this stock from shareholders’ equity and include it under “Liabilities and Shareholders’ Equity.” As it is unclear from this presentation and from your disclosures, please tell us whether you consider the proceeds to be a liability. If so, please tell us (a) the provisions and guidance that make it a liability and (b) how you have sufficiently disclosed these provisions (as required by SFAS 129 and 150) or provide us with these disclosures. If not, please propose revisions to your balance sheets and related disclosures that would clarify this. In addition, please tell us how you determined that all of the proceeds should be allocated to the stock and address the applicability of (and, if applicable, your compliance with) EITF D-98 and paragraph 13 of SFAS 68.
Response 5
The Company does not consider the convertible preferred stock to be a liability. This determination is based upon the provisions of SFAS 150, which indicate that outstanding shares of stock need only be classified as liabilities if they are mandatorily redeemable. Although the convertible preferred stock contains a redemption provision that is outside the control of the Company, the security also contains a substantive conversion feature. This feature provides for conversion at the option of the Company at a value approximate to market at the date of conversion. Therefore, consistent with SFAS 150, the convertible preferred stock is not a liability, however, consistent with Rule 5-02.28 of Regulation S-X, since redemption is outside the Company’s control the instrument has been classified as a “mezzanine” security.
The Company considered SFAS 133 — Accounting for Derivative Instruments and Hedging Activities and EITF Topic D-98 — Classification and Measurement of Redeemable Securities in determining the allocation and classification of proceeds received from the transaction. The Company concluded that, at inception, the entire amount of the proceeds should be allocated to the convertible preferred stock. This conclusion was based on the fact that elements that were considered for allocation of proceeds were either (a) scoped out of separate recognition by the relevant accounting literature or (b) have no value at or subsequent to inception. Since the stock is redeemable in exchange for a nominal amount of cash and a future reduction in royalties attributable to the product covered by the related development agreement, the Company concluded that consistent with the provisions of EITF D-98, the proceeds received upon issuance should be presented outside of permanent stockholders’ equity.
With respect to subsequent measurement, D-98 requires that “if redeemable currently (for example at the option of the holder), the security should be adjusted to its redemption amount at each balance sheet date.” As explained in the previous paragraph the stock is redeemable in exchange for a nominal amount of cash (representing 1/10,000th of a percent of the stock’s issuance price) and a future reduction in royalties attributable to the product covered by the related development agreement. Although the measurement provisions of EITF D-98 were intended to address a situation in which an entity would have to transfer cash or other assets to the holders of a security upon redemption, the Company believes that it would be misleading to measure the temporary equity balance at an amount equal to the nominal redemption amount. Rather, the Company believes that for purposes of applying the measurement provisions of EITF D-98, the redemption amount should be considered to be the greater of (a) the initial carrying amount of the convertible preferred stock or (b) the sum of (i) the nominal redemption amount and (ii) the present value of royalties expected to be forgone upon redemption. The Company bases this conclusion on the fact that the spirit of EITF D98 appears to require that temporary equity balances associated with redeemable instruments equal not just the fair value of assets that must be transferred, but the fair value of future economic benefits that would be foregone upon redemption. Although rationale implies that the temporary equity balance could be greater or less than the convertible preferred stock’s initial carrying amount, the Company believes that it would be inappropriate to adjust

Securities and Exchange Commission
October 19, 2005

temporary equity below the initial carrying amount because to do so would imply that the holders of the preferred stock would make an uneconomic decision (i.e. if the present value of royalty payments expected to be foregone is less than the convertible preferred stock’s liquidation preference/initial carrying amount, redemption would appear not to be in the best interest of the holder). The Company, in consultation with its auditors, concluded that increasing reported earnings per share on the assumption that investors will make an uneconomic decision to redeem the preferred stock would be inappropriate, unless and until such redemption occurred.
Currently, development of the product covered by the related development agreement is ongoing and Eli Lilly and Company is continuing to provide additional funding for research. Completion of this project will require several years to reach any stage of potential commercialization and will require a significant amount of additional funding. In addition, due to the relatively early stage of the development of the product, it is extremely difficult to forecast the ultimate market opportunity and the amount of revenue to be generated by a pulmonary insulin formulation. Thus, the Company does not believe that an increase in value of the convertible preferred stock has occurred (as would be required to apply D-98), and as a result, the issuance value continues to be the appropriate carrying value of the instrument.
The Company does not believe that paragraph 13 of SFAS 68 is applicable in the presentation of the proceeds of its issuance of the convertible preferred stock under its December 2002 stock purchase agreement with Eli Lilly and Company. The Company has concluded that convertible preferred stock does not fall within the definition of “warrants or similar instruments” established in SFAS 68. The Statement makes an explicit distinction between “stock” and “warrants and other instruments”, in Appendix A. Appendix A, paragraph 20, states: “In some of those purchase agreements, the partnership has the option to receive either the enterprise’s stock or cash; in others, the enterprise makes the decision. Sometimes, warrants or similar instruments to purchase the enterprise’s stock are issued in connection with the arrangement.” The Company did not issue warrants or similar instruments in connection with the transaction and, therefore, the Company believes that it has properly presented convertible preferred stock separate from paid-in capital within the definitions of SFAS 68 and outside of permanent equity in accordance with EITF D-98, as discussed above.
The Company believes that the convertible preferred stock is subject to the disclosure requirements of SFAS 129, Disclosure of Information about Capital Structure. Accordingly, the Company has disclosed in Note 9 to the consolidated financial statements for the year ended March 31, 2005, the example disclosure items of this standard that have applicability. This includes the liquidation preference, the fact that no dividends are payable, conversion conditions and redemption rights and other significant terms of the stock purchase agreement with the holder. In addition, the Company has disclosed on the face of the consolidated balance sheets, in the mezzanine equity section under the caption “Convertible Preferred Stock”, the number of shares issued, the par value, and the amount recorded and the amount of the liquidation preference of the stock.
The stock is not redeemable on fixed dates so no forward schedule of redemption requirements is disclosed.

Securities and Exchange Commission
October 19, 2005

Form 10-Q for the Quarterly Period Ended June 30, 2005
Part I — Item 2. Management’s Discussion and Analysis of Financial .... page 12
Critical Accounting Policies, page 15
Revenue Recognition Policies, page 15
Revenues Related to the License and Collaboration Agreement and Supply .... page 15
Comment 6
6.	We note that your share of product profits and losses under these agreements will be recorded under the caption “net collaborative profits” in your statements of operations. Please tell us why this presentation would be appropriate and cite the specific accounting literature supporting your position. In so doing, please also address whether EITF 99-19 would be applicable and, if so, how your presentations would comply with it.
Response 6
The Company does not believe EITF 99-19 has application in the presentation of revenue under its collaborative agreements with Cephalon, Inc. EITF 99-19, paragraph 5, states: “Also excluded from the scope of this Issue are those display issues that will be addressed in future issues on accounting for vendor promotional activities, multiple-element revenue arrangements, and “point” and other loyalty programs.” As disclosed under the Company’s revenue recognition policies in Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q, the Company has established its revenue recognition policy based on EITF 00-21, Revenue Arrangements with Multiple Deliverables. This Issue applies to all deliverables under the Cephalon, Inc. agreements.
EITF 00-21 does not, however, provide guidance on the presentation of multi-element revenue arrangements in the statement of operations. For this guidance, the Company believes that APB 22, Disclosure of Accounting Policies and FASB Statement of Accounting Concept No. 3, Elements of Financial Statements of Business Enterprises, provides relevant guidance.
APB 22, paragraph 6 states: “The accounting policies of a reporting entity are the specific accounting principles and the methods of applying those principles that are judged by management of the entity to be the most appropriate in the circumstances to present fairly financial position, cash flows, and results of operations in accordance with generally accepted accounting principles and that, accordingly, have been adopted for preparing the financial statements.” The Company believes that its intended presentation of net collaborative profits best presents the totality of the Cephalon, Inc. agreements for users of the financial statements. The Company will begin reporting net collaborative profits under the agreements with Cephalon, Inc. for the first time during the fiscal quarter ended September 30, 2005. Accordingly, the Form 10-Q for the fiscal quarter ended September 30, 2005, will include additional disclosures that will detail the multiple element revenue earned under the agreements.

Securities and Exchange Commission
October 19, 2005

FASB Statement of Accounting Concept No. 3 states: “Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) during a period from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations. Revenues represent actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of the enterprise’s ongoing major or central operations during the period. The assets increased by revenues may be of various kinds—for example, cash, claims against customers or clients, other goods or services received, or increased value of a product resulting from production. Similarly, the transactions and events from which revenues arise and the revenues themselves are in many forms and are called by various names—for example, output, deliveries, sales, fees, interest, dividends, royalties, and rent—depending on the kinds of operations involved and the way revenues are recognized.” The Company believes that its intended presentation of net collaborative profits as revenue complies with the definition of revenue in Concept No. 3.
* * * *

Securities and Exchange Commission
October 19, 2005

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 583-6127.
Sincerely,

/s/ James M. Frates
James M. Frates Chief Financial Officer